082-01561

恒基兆業地產有限公司

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

SEC MAIL PROCESSING
RECEIVED
SEP 26 2007
WASH, D.C. 210 SECTION

Our Ref.: HASE/TL/HL/05193

18th September, 2007

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

07028970

SUPPL

Dear Sirs,

We enclose for your information a copy of the Company's Annual Results Announcement for the year ended 30th June, 2007, which is published on the websites of the Hong Kong Exchanges and Clearing Limited and the Company.

Yours faithfully,

Timon Liu
Company Secretary

PROCESSED
JAN 10 2008
THOMSON FINANCIAL

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code : 12)

2006/2007 ANNUAL RESULTS ANNOUNCEMENT

CHAIRMAN'S STATEMENT

Dear Shareholders,

On behalf of your Board, I am pleased to present my report on the operations of the Group for the year ended 30 June 2007.

Overview

Our approach as a Group is based on strong economic, social and environmental principles. We strive to create high quality, visually stimulating, innovative new homes and commercial developments that enhance, as well as integrate with, their surrounding natural and built environments.

Sustainability lies at the heart of this approach, we build efficient, modern properties, but we also try to play our part in establishing or contributing to comfortable and friendly communities for our customers to live and work in. Large-scale projects such as Grand Promenade, Grand Waterfront and the IFC complex have shown that our customers appreciate this approach and welcome the resultant quality of life that our properties afford them.

Following the successful privatisation of Henderson China Holdings Limited, the Group has injected substantial resources in expanding its property development business in mainland China. Significant progress has been made and the Group now has many new projects planned or underway. We are replicating this approach and applying the same mix of innovative design, high quality construction standards and community commitment. These major new commercial and residential projects will provide users with unparalleled living and working environments and will further enhance the Group's reputation.

Profit and Net Assets Attributable to Shareholders

The Group profit attributable to equity shareholders for the year ended 30 June 2007 amounted to HK$9,817.7 million, representing a decrease of HK$3,731.0 million or 27.5% over that for the previous year. Earnings per share were HK$5.19 (2006: HK$7.47). The decrease in profit attributable to equity shareholders for the year was mainly due to the higher revaluation surplus (net of deferred tax) of investment properties recognized in the previous year by HK$4,345.6 million when compared with the corresponding revaluation surplus (net of deferred tax) for the year.

The underlying profit for the year, excluding the revaluation surplus of investment properties (net of deferred tax), was HK$5,882.8 million, an increase of HK$614.6 million or 11.7%. Based on the underlying profit, the earnings per share were HK$3.11 (2006: HK$2.90).

Included in the results for the year was total non-recurrent income of HK$938.0 million made up of the excess, amounting to HK$352.4 million, of the fair values of net assets comprised in the companies acquired from Henderson Investment Limited during the year over the consideration paid, and the Group's share of gain of HK$585.6 million arising from the disposal of 10 piped-city gas projects by an associate. (Similarly, net non-recurrent income of HK$1,395.5 million was recorded in the previous year made up of a net gain of HK$650.7 million resulting from the privatisation of two listed subsidiaries, a deemed profit of HK$829.6 million on placement of Henderson Investment Limited shares, and project tender cost written off amounting to HK$84.8 million.) After excluding such non-recurrent income, the adjusted underlying profit for the year was HK$4,944.8 million, representing an increase of HK$1,072.1 million or 27.7% over that for the previous year. Based on the adjusted underlying profit, the earnings per share were HK$2.61 (2006: HK$2.13), or an increase of 22.5%. The encouraging improvement in adjusted underlying profit was the result of significantly higher profit contributions from property development, associates and jointly controlled entities, as well as the steady increase in rental income from investment properties.

At 30 June 2007, the net asset value attributable to equity shareholders amounted to HK$92,219.1 million, 18.3% higher than the amount of HK$77,964.1 million a year earlier, while the adjusted net asset value, after excluding deferred tax on the revaluation surplus of investment properties, was HK$98,969.5 million (2006: HK$83,720.7 million). Net debt amounted to HK$8,750.1 million (2006: HK$13,035.4 million) and the gearing ratio was 9.5% (2006: 16.7%).

Dividends

Your Board recommends the payment of a final dividend of HK$0.70 per share to shareholders whose names appear on the Register of Members of the Company on 3 December 2007. The total distribution per share of HK$1.10 for the full year, including the interim dividend of HK$0.40 per share already paid, represents an increase of 5% over the total distribution per share in the previous year. Warrants for the final dividend will be sent to Shareholders on or before 5 December 2007.

Business Review - Hong Kong

Property Sales

Substantial growth in GDP, rising wages, improved employment prospect and favourable bank mortgage terms have all resulted in a buoyant property market. During the year, two large-scale development projects, namely, Grand Waterfront in To Kwa Wan and The Sherwood in Tuen Mun were launched for sale. Up to the year end, 1,143 residential units and 1,073 residential units, or 64% and 68% respectively of the total units, were sold for these two development projects. Other projects which were launched for sale during the year, including Scenic Horizon in Shau Kei Wan, CentrePlace in the Mid-Levels and The Verdancy in Yuen Long, also received encouraging response. Together with the re-launch of other popular projects such as Grand Promenade, Royal Green and Metro Harbour View, during the year the Group sold an attributable HK$7,894.8 million worth of properties in Hong Kong, a remarkable growth of 130% when compared with HK$3,434.6 million for the year before.

Projects completed

The following development projects were completed during this financial year:

Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)	Attributable gross floor area (sq.ft.)
1. Royal Green – Phase 2 18 Ching Hiu Road, Sheung Shui	97,133 (Note 1)	165,358	Residential	45.00	74,411
2. Grand Waterfront 38 San Ma Tau Street, To Kwa Wan	130,523	1,109,424	Commercial/ Residential	Residential: 46.12 Commercial: 26.19	Residential: 451,466 Commercial: 34,178
3. Newton Place Hotel 163 Wai Yip Street, Kwun Tong	19,050	241,663	Hotel	100.00	241,663
4. Phase 1, Lot No. 1740 in DD 122, Tong Yan San Tsuen, Yuen Long	78,781 (Note 2)	61,138	Residential	100.00	61,138
				Total :	**862,856**

Note 1: The total site area for the whole Phase 1 and Phase 2 of Royal Green is 97,133 square feet.
Note 2: The total site area for the whole Phase 1 and Phase 2 of this project is 78,781 square feet. Phase 2 of this project is still under construction.

By the end of the year, 203 units or 72% of the total units at Royal Green – Phase 2 were sold. New owners of Grand Waterfront units praised the development for the exceptional quality inherent in its construction and in the materials used, with a satisfaction rate of almost 100%. Newton Place Hotel at Kwun Tong, a stylish hotel with 598 guest rooms, has commenced business since July 2007, while the project in Tong Yan San Tsuen, a low-density development, will be launched for sale shortly.

At the year end, the Group had a total of 3,341 residential units available for sale at the following major property development projects:

(1) Major completed development projects offered for sale:

Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)	No. of residential units unsold & pending sale as at financial year end	Gross area of remaining unsold residential units (sq.ft.)
1. Casa Marina I 28 Lo Fai Road, Tai Po	283,200	226,561	Residential	100.00	48	164,667
2. Casa Marina II 1 Lo Ping Road, Tai Po	228,154	182,545	Residential	100.00	48	145,849
3. King's Park Hill 1-98 King's Park Hill Road	168,392	241,113	Residential	61.79	28	62,472

4.	Royal Terrace 933 King's Road	16,744	138,373	Commercial/ Residential	100.00	24	19,795
5.	Park Central - Phases 1 & 2 Tseung Kwan O Town Lot Nos. 57 and 66	359,883	2,932,813	Commercial/ Residential	24.63	30	25,084
6.	Metro Harbour View 8 Fuk Lee Street	228,595	1,714,463	Residential	65.68	29	21,609
7.	Paradise Square 3 Kwong Wa Street	17,297	159,212	Commercial/ Residential	100.00	41	26,198
8.	Grand Promenade 38 Tai Hong Street Sai Wan Ho	131,321	1,410,629	Residential	63.10	167	185,070
9.	Splendid Place 39 Taikoo Shing Road	10,405	86,023	Commercial/ Residential	75.00	17	11,424
10.	Central Heights Park Central - Phase 3	39,148	319,066	Residential	25.00	32	29,150
11.	Royal Green 18 Ching Hiu Road Sheung Shui	97,133	485,620	Residential	45.00	220	179,709
12.	CentreStage 108 Hollywood Road	26,903	276,971	Commercial/ Residential	100.00	46	59,619
13.	Scenic Horizon 250 Shau Kei Wan Road	6,808	54,810	Commercial/ Residential	18.13	76	47,813
14.	CentrePlace 1 High Street	15,824	63,666	Residential	100.00	37	35,208
15.	Grand Waterfront 38 San Ma Tau Street To Kwa Wan	130,523	1,109,424	Commercial/ Residential	Residential: 46.12 Commercial: 26.19	639	525,737
16.	The Sherwood 8 Fuk Hang Tsuen Road Tuen Mun	396,434	836,868	Commercial/ Residential	100.00	503	347,947
17.	The Beverly Hills - Phases 1 & 2 23 Sam Mun Tsai Road, Tai Po	982,376 (Note)	1,165,240 (Note)	Residential	90.10	246	775,588
					Sub-total :	**2,231**	**2,662,939**

Gross area attributable to the Group: **2,021,702**

(2) Projects pending sale or pre-sale:

Project name and location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Land-use purpose	Group's interest (%)	Residential No. of units	Residential Gross area (sq.ft.)
1. The Beverly Hills - Phase 3 23 Sam Mun Tsai Road, Tai Po	982,376 (Note)	1,165,240 (Note)	Residential	90.10	122	330,800
2. Fanling Sheung Shui Town Lot 231, Sheung Shui	45,779	228,821	Residential	100.00	362	228,821
3. 33 Lai Chi Kok Road, Mong Kok	9,600	84,156	Commercial/ Residential	100.00	108	68,284
4. Lot No. 1740 in DD 122, Tong Yan San Tsuen, Yuen Long	78,781	78,781	Residential	100.00	60	78,781
5. The Sparkle 500 Tung Chau Street, Cheung Sha Wan	35,629	320,659	Commercial/ Residential	100.00	400	267,216
6. Fanling Sheung Shui Town Lot 76, Fanling	42,884	34,000	Residential	100.00	54	34,000
7. 11-12 Headland Road, Island South	43,492	32,619	Residential	44.42	4	32,619
				Sub-total :	**1,110**	**1,040,521**
				Gross area attributable to the Group:		**989,642**
Total saleable residential units and total residential gross area from the major development projects:					**3,341**	**3,703,460**
				Total gross area attributable to the Group:		**3,011,344**

Note: The total site area and the total gross floor area for the whole project of The Beverly Hills are 982,376 and 1,165,240 square feet respectively. 25% of this project is held for investment purpose, whilst the remaining portion is planned to be sold in phases.

Land Bank

At the year end, the Group had a land bank in Hong Kong with a total attributable gross floor area of approximately 21.1 million square feet, including completed investment properties and hotels with a total gross floor area of approximately 8.6 million square feet and 1.0 million square feet respectively, as well as stock of unsold property units with a total gross area of approximately 2.8 million square feet. In addition, the Group held rentable car parking spaces with a total area of around 2.7 million square feet.

During the year, approval was obtained from the Town Planning Board to include "Flat" use in the draft Outline Zoning Plan that covers 14-30 King Wah Road of North Point, which was acquired by the Group in the previous financial year. Meanwhile, the Group remained active in replenishing its land bank in Hong Kong through various means, including private purchases and farmland conversions. During the year, the Group won the tender for a 92.31% stake of two prime sites in Wanchai comprising a total gross floor area of approximately 181,602 square feet. It is tentatively planned that these sites will be developed into a residential tower and a hotel respectively. Following the settlement of the land-use conversion premium, the land lot in Ng Uk Tsuen formed part of the project at Fanling Sheung Shui Town Lot 231, Sheung Shui, increased the total gross floor area for this residential development to approximately 229,000 square feet. Land-use conversion in respect of Fanling Sheung Shui Town Lot 76, Fanling was also completed during the year, with the site to be developed into 54 residential units comprising approximately 34,000 square feet in total gross floor area. Totally, approximately 290,000 square feet of developable gross floor area was added to the Group's land bank from the abovementioned three projects:

Location	Site area (sq.ft.)	Gross floor area (sq.ft)	Land-use purpose	Group's interest (%)
1. Kam Kwok Building, Gloucester Road, and National Building, Jaffe Road	15,847	181,602	Residential / Hotel	92.31
2. Ng Uk Tsuen, Sheung Shui	14,700	73,355	Residential	100
3. Fanling Sheung Shui Town Lot 76, Fanling	42,884	34,000	Residential	100
		288,957		

Moreover, the Group has over the years made significant acquisition of agricultural land with high development potential and proceeded to apply to the Government for land-use conversion of these land lots at a reasonable premium. During the year, the Group acquired a number of agricultural land lots with a total land area of over 1.8 million square feet, increasing its holding of agricultural land lots to approximately 31.7 million square feet at the year end. This is the largest agricultural land holding of all property developers in Hong Kong.

Of this holding, land lots comprising a total area of approximately 10 million square feet are already in various stages of land-use conversion. A further 8 million square feet of the Group's holding of agricultural land, located near the strategic development areas proposed by the Government, is expected to be in the pipeline for land-use conversion in the future. It is anticipated that over the next few years land-use conversion of agricultural land lots will, on average, provide the Group with development sites of around 3 million square feet in gross floor area each year.

Investment Properties

The Group's gross rental income for the year, including its share from jointly controlled entities, was up by 15.3% to HK$3,148.2 million. Net rental income increased from last year's HK$1,707.5 million to HK$2,093.3 million. At the year end, the Group's core rental properties maintained a high occupancy rate of 94%. Rental income growth was primarily driven by higher rents for new leases and renewals for all types of properties, while contribution from the IFC complex also increased considerably. During the year, 25.6% of the total tenancies in the Group's investment properties, representing gross floor area of about 1.59 million square feet, were renewed.

IFC Mall, a major retail and leisure destination in Central with a well planned mix of leading global brands and upmarket restaurants, was fully let. The Group's other large-scale shopping malls, which are mostly located in high population growth new towns, also performed well. By the end of the financial year, Metro City Plaza Phases II & III in Tseung Kwan O, Sunshine City Plaza in Ma On Shan, City Landmark II in Tsuen Wan, Citimall in Yuen Long as well as Shatin Plaza each recorded occupancy rates of 95% or more. Renovation works and facility upgrades, which help increase the rental yields by encouraging higher shopper traffic, were regularly undertaken in the Group's investment properties. During the year, Shatin Plaza and Shatin Centre underwent renovations and upgrades on different scales so as to offer customers a fresh shopping experience. Renovations to Metro City Plaza Phase II are progressing well, whilst work at the North Wing of Trend Plaza is also under way to increase the retail area by about 20,000 square feet, by converting Tuen Mun Theatre to retail use. Both projects are scheduled for completion successively in 2008. In the coming financial year, major upgrade projects will commence at Sunshine City Plaza, Kowloon Building and South Wing of Trend Plaza. Renovation works for City Landmark I and Citimall are also in the pipeline.

Demand for quality office space from the booming financial sector, among others, remained strong, with many international corporations keen to expand their operations in this region. This trend boosted the performance of the Group's office portfolio, which includes properties such as IFC, located in the core of Hong Kong Central District, where the supply of new office space is becoming increasingly limited. AIA Tower in North Point, another of the Group's quality office towers, also experienced strong demand, attaining 95% occupancy at the year end. As a result, office rental income grew considerably during the financial year with an increase of 100% in rental levels being common in many lease renewals, particularly for those tenancies which were previously concluded around the time of the SARS epidemic in Hong Kong. To meet the growing market demand, pre-leasing for Kwun Tong 223, a distinctive landmark in Kowloon East with over 1 million square feet of grade-A office space, has been launched arousing keen interest from many multinational companies. The development is scheduled for completion by the end of 2007.

During the year, strong demand from expatriates working at multinational companies, particularly those in the legal, banking and finance sectors, continued to lend solid support to the luxury residential leasing market. Four Seasons Place, the most luxurious serviced suites in Hong Kong, remained the most sought after of their kind with nearly full occupancy by the year end. Occupancy rates for Eva Court, a luxury apartment complex located in Mid-Levels, were also high at 92% by the year end.

Hotels, Construction and Property Management

The Group's three Newton hotels, with most of their guest rooms renovated during the period from September 2006 to March 2007, were well positioned to reap the benefits of Hong Kong's thriving tourism industry. They maintained steady room revenue against a higher average room rate with a stable occupancy of over 80%. Newton Place Hotel at Kwun Tong commenced business in July 2007. With the addition of this newly completed hotel, the Group has four Newton hotels operating in Hong Kong, with a total of 1,445 guest rooms.

Equipped with the finest restaurants, a deluxe spa and top-class room facilities, Four Seasons Hotel in the IFC complex has established a loyal clientele comprising the most discerning overseas visitors and local patrons. Its performance for the financial year has exceeded expectations.

The Group's reputation for exceptional product quality is to a large extent attributable to the efforts of its Construction Division working in conjunction with the Project Management Departments. Their close attention to detail and strong sense of responsibility have enabled the Group to deliver the finest properties that our customers have come to expect. With new technologies (such as infrared surveying to check external walls) being constantly introduced to ensure the highest standards, the Group is striving to boost the quality of its new developments. Grand Waterfront, a newly completed luxury residential project, was widely acclaimed for its excellent building quality.

The Group's member property management companies, Hang Yick Properties Management Limited and Well Born Real Estate Management Limited, currently manage some 190 property developments across the territory, comprising a total of over 76,000 residential, commercial and industrial units and shops, and more than 17,000 car parking spaces. These two companies are on the frontline fulfilling the Group's pledge of providing the finest care and services not only to customers, but also to the public at large. Together they received 224 accolades during the year.

Business Review - Mainland China and Macau

The Group is rapidly increasing its activities in mainland China, where it now has projects ranging from landmark commercial developments in the major cities of Beijing and Shanghai to massive residential schemes in the second-tier cities. By combining its successful mix of international design, world-class construction, and strong commitment to sustainable development, the Group is cultivating an excellent reputation while closely assisting China with the advancement of its cityscapes and the development of communities for the future.

During the year, the Group made significant progress in its land acquisition programme in mainland China. By way of auction, strategic co-operation and acquisition, at the end of August 2007 the Group had a vast development landbank in mainland China with an attributable land area of approximately 36.69 million square feet, a substantial increase of 154% over the previous year, which will provide for the Group a total developable gross floor area of 101.5 million square feet. By adhering to stringent site selection criteria, all these newly added development sites are reasonably priced and of manageable size which will allow quicker return as they are all available for immediate development.

In Changsha, the Group has residential developments in both the suburb of Xingsha Town and the city centre of Kaifu District. The project in Xingsha Town, with a total land cost of RMB198.6 million, offers a total gross floor area together with the basement area of approximately 9.2 million square feet, while the one in Kaifu District has the potential to provide a total gross floor area of about 2.5 million square feet against a total land cost of RMB184 million. Having assorted projects in a single city enables the Group to better cater to different customer preferences, a strategy that has been similarly applied in other cities such as Xian, Chongqing and Shenyang.

In Xuzhou, with a total land cost of RMB541.7 million, a residential community project will be developed in four phases providing a total gross floor area of 5.3 million square feet. Special water features, which are of great attraction in this inland city, will be installed in this project.

In Xian, the Group has formed a 50/50 joint venture with Temasek Holdings (Private) Limited of Singapore to jointly develop a riverside residential community at Chanhe, with a total gross floor area of over 33 million square feet. Total land cost for this project was about RMB1,720 million. The Group also won the bid for another residential project in the Second Ring Road East, the downtown area of Xian, at a consideration of about RMB434.9 million. This project will provide a total gross floor area of 4.2 million square feet.

In Chongqing, two sites have been acquired by the Group to be developed into residential communities. The first in the Erlang Phoenix Area, which was purchased for RMB157 million, will provide a total gross floor area of around 2.8 million square feet with excellent transport connections to Chengdu, another major city in that region. The second site, a riverside development in Nan'an District, is acclaimed for having a neighbourhood similar to Coal Harbour, an upscale high-rise condominium district in Vancouver, Canada. This site will provide a total gross floor area of around 4.0 million square feet against the total land cost of RMB310 million.

In Shenyang, the Group has an expanded land reserve in the suburban Puhe New District. At a land cost of RMB552 million, the Group purchased adjacent sites with a gross floor area of approximately 10.1 million square feet. The combined site has a total gross floor area of 15.5 million square feet for residential usage. Shenyang International Finance Centre, another very promising project in this city with a total gross floor area of 5.7 million square feet against the total land cost of RMB616 million, will house an 89-storey landmark office tower, which will become the tallest building in this city. Pei Partnership Architects, an international accredited firm closely associated with the world-renowned architect, I.M. Pei, has been appointed as the design architect for this project.

In Xiangcheng District of Suzhou, the Group recently purchased a parcel of commercial land with a planned gross floor area of 8.2 million square feet at RMB669 million. When combined this commercial land lot with its adjacent development, which was also acquired by the Group during the year for a total land cost of RMB865 million, the whole development will become a massive self-contained community, providing a further 6.8 million square feet in gross floor area with a water-themed design.

In Yixing, the Group will construct another luxury residential development on an island in the city area, with a total land cost of RMB158 million, for a total gross floor area of about 700,000 square feet.

In Shanghai, a project located at a prime site comprising Lot No. 155 Nanjing Road East, which provides a total developable gross floor area of 1 million square feet, has also been acquired by the Group at the consideration of about HK$1,356.7 million. It will be developed into a mixed-use office-cum-commercial complex.

In a nutshell, the total land cost for the Group's site acquisitions in mainland China since 2006 was approximately RMB10,000 million, whilst the total investment for the property development projects involved would amount to RMB25,000 million. Apart from these existing projects, acquisition of another 50 million square feet of developable floor area is under negotiation, for which agreements have been reached. With the probable completion of the formalities for the land acquisition by the end of 2007, the Group's landbank in mainland China will increase to about 150 million square feet.

The Group's involvement in many projects extends beyond merely building quality properties. It also strives to integrate them with the surrounding natural and built environment and, where possible, enhance the overall context. During the year, construction progressed well for all the properties under development. In Beijing, the Cesar Pelli designed World Financial Centre, resembling twin crystal jewel boxes, attracted an excellent response from financial institutions and multinational corporations during its pre-leasing period. With approximately 1.9 million and 100,000 square feet of gross floor area slated for office and retail use respectively, World Financial Centre is scheduled for completion in mid-2008, ahead of the 2008 Beijing Olympics. In Shanghai, with the addition of a new project at Lot No. 155, Nanjing Road East, the Group has an expanded portfolio of four properties under development, two of which have been designed by the prestigious architect, Kenzo Tange Associates of Japan. All of these four properties, consisting of approximately 1.7 million square feet of prime office space, 500,000 square feet of shopping area and 700,000 square feet of car parking space in total, will be held for rental purposes upon their completion by 2009 or early 2010, ahead of the opening of the World Expo 2010 in Shanghai. In Guangzhou, Hengli Wanpan, comprising a total attributable gross floor area of approximately 1.7 million square feet, is due for completion by early 2008. An overwhelming response was received for its pre-sale. Phase III of the development was sold with an average price exceeding RMB1,000 per square feet (equivalent to RMB11,000 per square metre), 30% higher than the price achieved for the last two phases which were both virtually sold out.

For the three years ending 30 June 2008, 30 June 2009 and 30 June 2010, the annual square footage of developable floor area to be completed by the Group in mainland China is scheduled to be approximately 4.4 million square feet, 2.8 million square feet and 12.6 million square feet respectively. For the year ending 30 June 2008, approximately 2.7 million square feet of developable gross floor area will be held for investment, whilst the remaining 1.7 million square feet will be for sale. For the projects to be completed in the year ending 30 June 2009, the majority will be residential premises for sale. For the year ending 30 June 2010, investment properties, which embrace all the four prime office developments in Shanghai, will make up 23% of the annual completion, whilst the residential premises for sale will account for the remaining 77%.

In order to better manage the development projects throughout mainland China, the Group has established a mainland head office in Shenzhen, close to its headquarters in Hong Kong and readily accessible for all local staff. By combining the well-experienced Hong Kong project team with promising local professionals, the new office will offer the best international practice in conjunction with home-grown talent, thereby ensuring that all of the Group's mainland projects fulfil the market needs. Looking ahead, further regional offices will be established to support the Group's rapid business expansion in mainland China.

The overwhelming success of the pre-sale of Hengli Wanpan is a very clear vote of confidence by mainland homebuyers in the Henderson Land brand name. In order to consistently deliver quality of the highest standard to mainland customers, the Group intends to set up its own construction company in China. With a full in-house capability spanning all aspects of construction, the Group will be well placed to ensure quality standards are consistently high in all future projects.

During the year, rental properties in mainland China generated a total gross rental income of HK$192.9 million, an increase of HK$114.3 million over the previous year. With the gradual completion of some of the above investment properties, which comprise mainly Grade-A office space, rental income is set to increase significantly during the years to come. The property investment business will complement the property development business and will become a major source of steady income in mainland China. In order to better manage its property portfolio, in August 2007 the Group increased its stakes in some of the rental properties, which comprise commercial podia.

Joint-Venture Development in Macau

In April 2005, the Group entered into an agreement to jointly develop a waterfront site of approximately 1.45 million square feet of land area in Macau. The site's total gross floor area has yet to be finalized as it is still under application for land-use conversion.

Acquisition of Interests in Certain Companies from Henderson Investment Limited

On 27 March 2007 the Company and Henderson Investment Limited entered into an agreement providing for the acquisition by the Company, for cash, of the Henderson Investment Group's property portfolio, the 31.36% interest in Hong Kong Ferry (Holdings) Company Limited, the 44.21% interest in Miramar Hotel and Investment Company, Limited and certain listed securities. Upon completion of the transaction, the Henderson Investment Group mainly held a 38.55% stake of The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas") and certain infrastructure business. As part of the transaction which was completed on 13 June 2007, a distribution of HK$5.00 per share was made by Henderson Investment to its shareholders.

The Company paid an aggregate amount of consideration in cash of approximately HK$12,072.6 million to Henderson Investment for the acquisition. In return, the Company received by way of the distribution a sum of approximately HK$10,352 million.

Henderson Investment Limited
(67.94%-owned by the Company)
For the year ended 30 June 2007, the consolidated profit of this group attributable to equity shareholders amounted to HK$5,391.1 million, representing an increase of HK$1,723.9 million or 47.0% over that for the previous year. Excluding the revaluation surplus of investment properties (net of deferred tax), the underlying profit for the year was HK$4,691.6 million, or an increase of HK$2,625.5 million or 127.1%.

The businesses in which this group ceased to be interested following the completion of the abovementioned transaction are classified as discontinued operations as from 14 June 2007, whilst the business activities for the remaining companies are collectively classified as continuing operations.

Continuing operations

The profit attributable to equity shareholders of this company for the year from continuing operations amounted to HK$3,626.3 million (2006: HK$1,928.0 million), representing an increase of HK$1,698.3 million or 88.1% over that for the previous year. This group's remaining business activities mainly comprise infrastructure business in mainland China and a 38.55% interest in an associate, Hong Kong and China Gas, whose result will be described separately in the section of Associated Companies.

Profit contribution from the infrastructure business, which comprises interests in Hangzhou Qianjiang Third Bridge and a highway in Maanshan City of Anhui Province, increased from last year's HK$81.8 million to HK$130.7 million as traffic volume for the bridge increased following the completion of repair and maintenance work to it during the year.

Discontinued operations

The profit attributable to equity shareholders of this company for the year from discontinued operations, including the gain on disposal of HK$925.4 million arising from the abovementioned transaction, was HK$1,764.8 million, representing an increase of HK$25.6 million or 1.5% over that for the previous year. Excluding the changes in fair value of investment properties of this group and its associates (net of deferred taxation and minority interests), the underlying profit attributable to equity shareholders of this company from discontinued operations amounted to HK$1,378.4 million, representing an increase of HK$911.5 million or 195.2%.

Associated Companies

The Hong Kong and China Gas Company Limited
(38.55%-owned by Henderson Investment)
The unaudited profit after taxation attributable to shareholders of Hong Kong and China Gas for the six months ended 30 June 2007 amounted to HK$5,469.9 million, including a HK$2,235.7 million gain resulting from the acquisition of shares in Towngas China Company Limited ("Towngas China", formerly known as Panva Gas Holdings Limited) by way of asset injection and a HK$1,270.4 million profit resulting from the sale of properties and revaluation surplus on an investment property.

(I) Gas business in Hong Kong
For the six months ended 30 June 2007, the 1.9% drop in the volume of residential gas sales was offset by 3.2% growth in the volume of commercial and industrial gas sales, leading to a slight increase of 0.2% in the total volume of gas sales in Hong Kong. As at 30 June 2007, the number of customers was 1,631,302, an increase of 24,461 from the end of June 2006.

(II) Business development in mainland China
Hong Kong and China Gas's mainland businesses are progressing well. Its first coalbed gas liquefaction joint venture project started in early July 2007 in Jincheng, Shanxi province with commissioning expected by mid-2008. It also established its first joint venture for energy exploitation in early 2007 in Jilin province.

Following the acquisition of Towngas China as an associated company, its well-recognised and reputable brand name of "Towngas" in Chinese has been adopted by Hong Kong and China Gas for the mainland city-gas businesses.

Inclusive of Towngas China, Hong Kong and China Gas currently has a total of 70 projects spread across 13 provinces and an area of Beijing, encompassing upstream, midstream and downstream natural gas sectors as well as the water supply and wastewater treatment sector.

(III) Environmentally-friendly energy business
The energy businesses run by ECO Energy Company Limited, which is wholly-owned by Hong Kong and China Gas, and its subsidiaries (together known as "ECO") are progressing well.

Revenue from ECO's dedicated liquefied petroleum gas filling stations increased during the first half of 2007. ECO is now leveraging its expertise by developing environmentally-friendly energy businesses on the mainland. An experimental project involving the construction and operation of several compressed natural gas filling stations for heavy duty trucks is running in Shaanxi province.

ECO's landfill gas project is also progressing well and the North East New Territories landfill gas treatment facility was commissioned in early 2007. Treated landfill gas is being transported to Tai Po gas production plant via a 19 km pipeline to partially substitute naphtha as a fuel for town gas production.

In 2002, ECO signed a 40-year franchise agreement with the Hong Kong Airport Authority to design, construct and commission a permanent aviation fuel facility at Tuen Mun Area 38 so as to supply aviation fuel directly to Hong Kong International Airport. The project is progressing as scheduled and is expected to be commissioned by 2010.

(IV) Property developments
For the six months ended 30 June 2007, HK$728.2 million was recognized as its share of profits arising from the sale of units at Grand Promenade, Grand Waterfront and King's Park Hill property development projects, whilst its share of a revaluation surplus from International Finance Centre was HK$542.2 million. For the same period of last year, Hong Kong and China Gas's share of profits from its sales of properties was HK$117.7 million and its share of a revaluation surplus from this investment property was HK$588.2 million. Leasing for the 150,000-square feet commercial area at Grand Waterfront, a property development project located at the Ma Tau Kok south plant site, started in the second half of 2007.

As a result of the implementation of a dual naphtha and natural gas feedstock mix in October 2006, feedstock costs have decreased to the benefit of customers in Hong Kong. Also, in mainland China, Hong Kong and China Gas will develop upstream, midstream, downstream and emerging energy markets at a faster rate and it is expected to have good prospects for its mainland businesses.

Hong Kong Ferry (Holdings) Company Limited
(31.36%-owned by the Company)
The unaudited consolidated profit attributable to shareholders of Hong Kong Ferry for the six months ended 30 June 2007 amounted to HK$214.5 million, representing an increase of 76% over that for the same period last year. The sale of residential units of Metro Harbour View and MetroRegalia was the major sources of income for Hong Kong Ferry, whilst it also benefited from the increased returns from the rental income of the commercial property and securities investments.

During the period, Hong Kong Ferry recorded an operating profit of HK$41 million and HK$12.2 million respectively from the sale of 50 residential units of Metro Harbour View and 14 residential units of MetroRegalia. Consequently, approximately 30 residential units of Metro Harbour View and 45 residential units of MetroRegalia remain available for sale. On the property investment front, rental income from Metro Harbour Plaza amounted to HK$15.4 million for this six-month period and its leasing rate as at the end of June 2007 was 96% after taking into account the committed tenancies. Rental income from the shopping mall of MetroRegalia amounted to HK$415,000 with the occupancy rate at 36%.

Superstructure work has been substantially completed for the property development site at 222 Tai Kok Tsui Road. Interior works will commence by the end of 2007 and the project is scheduled for completion by late 2008. Construction for No. 6 Cho Yuen Street of Yau Tong also progressed well and is expected to be completed in early 2009.

During the period, the Ferry, Shipyard and Related Operations recorded a loss of HK$0.6 million, while the loss for the Travel and Hotel Operations had been reduced to HK$0.19 million.

Miramar Hotel and Investment Company, Limited
(44.21%-owned by the Company)
For the year ended 31 March 2007, Miramar's turnover was approximately HK$1,434 million. Excluding the contribution from its land-sales project in the US and the net increase in the fair value of its investment properties, the profit before tax generated from its core businesses was HK$404 million, an increase of 18% over the previous year. Profit attributable to shareholders was approximately HK$688 million (HK$1,169 million for the previous year).

Miramar owned and/or provided management services for eight hotels and serviced apartment complexes, whose aggregate turnover increased by 13% over the previous year and accounted for 34% of Miramar's total profit for the year. Its flagship, Hotel Miramar, maintained an occupancy rate at 90% with an increase of 17% in the average room rate. Beginning from August 2007 and running through to the middle of 2008, a large-scale renovation plan will be carried out in phases, transforming Hotel Miramar into an upscale business hotel with an atmosphere of stylish contemporary living.

Miramar's property business reported an 8% growth in turnover in relation to its Hong Kong and China property assets (i.e., excluding its US property activities) and contributed around 60% of the total profit for the company as a whole. A major contributor was its Miramar Shopping Centre, which was in the process of improving its rental return following the completion of renovations and a realignment of the tenant mix. Older leases drawn up during the property downturn expired during the year and were replaced with new ones reflecting current market values. Benefiting from the improved economic climate, Miramar Tower (the office tower above the Miramar Shopping Centre) maintained an occupancy rate of around 90% with the rental increment achieved on new and renewed leases at around 70%. As the US property market slowed considerably during the year, Miramar's overseas land-sales project in Placer County, California was placed on hold, with no transactions recorded during the year. Consequently, 80 acres (290 lots) of residential land and 70 acres of commercial land remain available for sale there.

During the year, Miramar reengineered some aspects of its established food and beverage operations, moving into new areas that would generate greater public interest and patronage. Its initiatives to build up the high-performing restaurant duo Cuisine Cuisine and Lumiere were successful, while efficient cost controls enabled other less high-profile Miramar outlets to accomplish returns in line with expenditure. As a result of these initiatives, aggregate turnover of its continuing food and beverage outlets over the year rose by around 8% despite keen competition.

As part of the restructuring of its travel business, successful travel professionals were recruited from within the industry and various new initiatives were launched. Miramar Travel, created in 2006, succeeded in boosting the customer numbers for its tour business by adding a number of new package tours and itineraries. Miramar Express, now responsible for commercial ticketing, car hires and cruise business, achieved a satisfactory performance as a result of its keen marketing efforts to the government and commercial sectors. It was also appointed by two leading international cruise lines, Oceania and Crystal, as their official general agent in Hong Kong. Turnover for the travel business grew by 44% over the previous year with a significant shift back towards profitability.

The MTR Corporation's recently announced plans to build a pedestrian subway linking the Tsim Sha Tsui MTR Station with the Hotel Miramar, the Miramar Shopping Centre and their direct neighbour was a major coup for Miramar. The new direct link will help to merge Miramar's adjacent properties in a way that will enable the different components to fully complement each other, creating a truly mixed-use environment that will enhance returns. The improved accessibility to tourists and shoppers will also serve to position the Miramar site as a unique and prominent Tsim Sha Tsui landmark.

With its approach focused on continuous modernisation, expansion and a readiness to explore new and exciting possibilities, the outlook for Miramar is positive.

Sunlight Real Estate Investment Trust

In December 2006, the Group disposed of its interests in eleven office and retail (including car park) properties to Sunlight Real Estate Investment Trust ("Sunlight REIT") at a total consideration of approximately HK$1,099.3 million. Units of Sunlight REIT were then listed on the Main Board of The Stock Exchange of Hong Kong Limited on 21 December 2006 with approximately 4.5% of Sunlight REIT being held by the Group as a result. Sunlight REIT currently owns a portfolio of 20 office and retail properties in Hong Kong with an aggregate gross rentable area of approximately 1.29 million square feet. Proceeds from the transaction were made available for use by the Group in its operations and for new investment opportunities. This disposal also led to the Group's business being further diversified with the addition of a stable income source as its wholly-owned subsidiary, namely, Henderson Sunlight Asset Management Limited, was appointed as the manager of Sunlight REIT.

Issue of New Shares

On 10 November 2006, pursuant to a placing agreement, a subsidiary of Henderson Development Limited (the controlling shareholder of the Company) sold 128 million existing shares of the Company at the placing price of HK$43.05 per share. Pursuant to the placing agreement, the Company then issued 128 million new shares to Henderson Development Limited at the placing price adjusted for this purpose by the expenses incurred in relation to the placing and the subscription, raising net proceeds of approximately HK$5,508 million. The new shares represented approximately 7.05% of the Company's then existing issued share capital and about 6.59% of its issued share capital as enlarged by the subscription. With an enlarged capital base, the Group is in a better financial position for future expansion, both in Hong Kong and mainland China.

Corporate Finance

The Group has always adhered to sound and prudent financial management principles. At the end of the year, the Group maintained a gearing ratio of net bank borrowings to shareholders' funds of 9.5%. The Group does not make use of any derivative instruments for speculative purposes. In respect of the Group's operations in mainland China, apart from its capital and, in some cases, loan contributions to projects which are denominated in Renminbi and are not hedged, the Group endeavours to establish a natural hedge by maintaining an appropriate level of external borrowings in Renminbi. Apart from this, the Group does not have any material foreign exchange exposure.

At the beginning of the year under review, the Group capitalized on the very favourable loan market conditions by concluding a HK$13.35 billion syndicated revolving credit facility carrying a five-year maturity at an extremely attractive interest margin. This financing transaction established a record in the local syndicated loan market at the time as the largest transaction for private sector borrowings ever raised in Hong Kong Dollars, reflecting the support and confidence of the banking community in the Group. Also during the year, in respect of the International Finance Centre project jointly owned by the Group, a non-recourse term loan facility carrying a five-year maturity was signed in March for another record-breaking amount of HK$17.35 billion raised in the local syndicated loan market with very favourable terms.

To diversify the source of its funding, the Group made an approach to the debt private placement markets in the United States and Europe which resulted in the successful conclusion of a debut note issuance transaction in July 2007 for a total transaction size equivalent to US$425 million, with tranches carrying maturities of 7 years to 15 years. Pricing for this transaction, which carries a weighted-average maturity of just over ten years, was benchmarked against the interest rate levels prevailing for comparable public bonds issued by Hong Kong top credit-rated companies. The transaction has contributed to lengthening the debt maturity profile of the Group. Except for these notes totalling US$425 million (equivalent to approximately HK$3,312.4 million) which bear fixed interest rates, the Group's borrowings bear floating interest rates.

Prospects

Boosted by ongoing increases in both its external trade and domestic consumption, mainland China is expected to maintain robust economic growth. By capitalizing on its continuing and increasingly close ties with mainland China, the Hong Kong economy will grow from strength to strength. Having benefited from the enormous business opportunities offered by the Closer Economic Partnership Arrangement (CEPA), Hong Kong recently also served as the first arena outside the Mainland to initiate a Renminbi bond market. With mainland asset management companies now allowed to operate in Hong Kong while mainland investors also permitted to invest directly in Hong Kong securities under the newly announced pilot scheme, Hong Kong's status as an international financial centre will be further entrenched. The property market, as well as other business sectors in Hong Kong, will also benefit from the improving economic fundamentals.

Improved employment prospects, rising household incomes, favourable mortgage terms and reduced government stamp duty will boost the demand for housing. Completion volumes for private residential units, however, are forecast to stay low for the years ahead. All these factors suggest that residential property prices will pick up steadily. In response to growing market demand, the Group will embark on sales launches for a number of its development projects such as The Sparkle and 33 Lai Chi Kok Road. Some of its other popular projects including Grand Waterfront, The Sherwood and The Beverly Hills will also be re-launched for sale. Together with the sale of non-residential projects including Midas Plaza, 9 Sheung Hei Street and 52 Hung To Road, these activities are expected to bring significant revenue to the Group.

Rentals for shopping centres are expected to rise on the back of buoyant local consumption and tourist spending, while the strong demand for quality office space from the service sectors, in particular the finance sector, and from multinational corporations will also fuel further growth in office rental rates. Kwun Tong 223, the landmark development in Kowloon East equipped with state-of-the-art facilities and comprising over 1.0 million square feet of Grade-A office space, will be completed in the coming months, expanding the Group's investment property portfolio in Hong Kong to 9.6 million square feet in terms of gross floor area. With higher rents for both new lettings and renewals, revenue for the Group's existing property investment portfolio will continue to grow, whilst the gradual completion of the new rental properties will give an added boost to the Group's recurring rental income. Also, amid the increasing visitor arrivals in Hong Kong, Newton Place Hotel at Kwun Tong commenced business in July 2007, whilst the remaining three Newton hotels have also completed the renovation for most of their guest rooms. The hotel operation is thus expected to provide greater contribution to the Group.

In mainland China, the Group's investment property portfolio is also set to expand. The Cesar Pelli designed World Financial Centre, an international grade-A office complex in Beijing, will soon be completed, in time for the opening of 2008 Beijing Olympics. In Shanghai, four office-cum-retail complexes, two of which have been designed by the acclaimed architects, Kenzo Tange Associates of Japan, are also scheduled for completion by 2009 or early 2010, ahead of the opening of World Expo 2010 in Shanghai. Together with the higher revenue from existing rental properties such as Office Tower II of the Grand Gateway, rental income from the Group's investment properties in mainland China is expected to grow strongly in the years to come.

Hengli Wanpan, a quality property development in Guangzhou, achieved overwhelming success in its pre-sale and is expected to bring significant returns to the Group when it is completed in 2008. In view of the strong appetite for quality housing in mainland China, as well as the confidence of mainland homebuyers in the Group's brand name, the Group intends to expand its land bank in mainland China to a total attributable gross floor area of about 150 million square feet by the end of 2007. At the same time, the Group will take active steps to develop the sites that it has already acquired. Its objective is to ensure that the projects are not only well designed, but are completed on time, within budget and according to our quality standards, thereby further reinforcing Henderson Land's already strong reputation. The establishment of a mainland head office in Shenzhen and the strengthening of the construction team will provide further back up for the Group's rapid business development on the mainland.

The Group has built up a substantial investment property portfolio. Rising rental income from this portfolio together with increasing contributions from the Group's listed associates have time and again provided a stable income base for the Group. In addition, investment in mainland China, which has increased rapidly in the past two years, will become another important profit driver. With the strategy adopted to develop the Group's business in Hong Kong and mainland China concurrently, the market horizon for the Group has broadened. This has resulted in further diversification in the stable and growing income source of the Group, positioning the Group to face the future with confidence. In the absence of unforeseen circumstances, the Group will achieve satisfactory results in the coming financial year.

Appreciation

I would like to take this opportunity to express my gratitude to my fellow directors for their wise counsel and support, and to thank all our staff for their dedication and hard work in the past year. I know I can continue to count on them in our quest to deliver value to our shareholders.

Lee Shau Kee
Chairman

Hong Kong, 17 September 2007

BUSINESS RESULTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 30 JUNE 2007

	Note	2007 HK$ million	2006 HK$ million
Turnover	2	**8,355.9**	6,773.0
Direct costs		**(3,646.5)**	(3,084.0)
		4,709.4	3,689.0
Other revenue	3	**348.8**	199.1
Other net income	3	**24.9**	18.8
Other operating income, net	4	**145.2**	1,335.9
Selling and marketing expenses		**(725.8)**	(377.6)
Administrative expenses		**(1,015.6)**	(810.1)
Profit from operations before changes in fair value of investment properties		**3,486.9**	4,055.1
Increase in fair value of investment properties		**1,981.4**	7,297.0
Profit from operations after changes in fair value of investment properties		**5,468.3**	11,352.1
Finance costs	5(a)	**(507.7)**	(496.2)
		4,960.6	10,855.9
Share of profits less losses of associates		**4,058.0**	2,534.8
Share of profits less losses of jointly controlled entities		**3,653.1**	3,805.3
Profit before taxation	5	**12,671.7**	17,196.0
Income tax	6	**(698.1)**	(1,591.7)
Profit for the year		**11,973.6**	15,604.3
Attributable to:			
Equity shareholders of the Company		**9,817.7**	13,548.7
Minority interests		**2,155.9**	2,055.6
Profit for the year		**11,973.6**	15,604.3

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 30 JUNE 2007 (continued)

	Note	**2007 HK$ million**	2006 HK$ million
Dividends payable to equity shareholders of the Company attributable to the year:	7		
Interim dividend declared during the year		**777.0**	725.8
Final dividend proposed after the balance sheet date		**1,359.8**	1,179.5
		2,136.8	1,905.3
Earnings per share – basic and diluted	8(a)	**HK$5.19**	HK$7.47
Adjusted earnings per share	8(b)	***HK$3.11***	*HK$2.90*

CONSOLIDATED BALANCE SHEET
AT 30 JUNE 2007

	Note	**2007** **HK$ million**	2006 HK$ million
Non-current assets			
Fixed assets		**52,830.7**	56,868.0
Toll highway operation rights		**178.9**	171.1
Interests in leasehold land held for own use under operating leases		**1,033.9**	223.3
Interest in associates		**20,536.3**	16,962.6
Interest in jointly controlled entities		**11,167.9**	16,026.1
Other financial assets		**2,089.8**	1,456.1
Deferred tax assets		**108.9**	163.2
		87,946.4	91,870.4
Current assets			
Deposits for acquisition of properties		**2,034.6**	1,245.4
Inventories		**29,382.8**	21,036.0
Trade and other receivables	10	**3,525.3**	3,386.2
Cash held by stakeholders		**67.6**	23.4
Pledged bank deposits		**—**	20.2
Cash and cash equivalents		**9,520.0**	7,638.9
		44,530.3	33,350.1
Assets classified as held for sale		**419.8**	702.8
		44,950.1	34,052.9
Current liabilities			
Trade and other payables	11	**4,397.0**	2,730.1
Bank loans and overdrafts		**3,007.4**	7,029.2
Current taxation		**736.6**	635.0
		8,141.0	10,394.3
Liabilities associated with assets classified as held for sale		**0.5**	171.5
		8,141.5	10,565.8

CONSOLIDATED BALANCE SHEET
AT 30 JUNE 2007 (continued)

	Note	2007 HK$ million	2006 HK$ million
Net current assets		**36,808.6**	23,487.1
Total assets less current liabilities		**124,755.0**	115,357.5
Non-current liabilities			
Bank loans		**15,262.7**	13,665.3
Amount due to a fellow subsidiary		**2,447.2**	1,858.9
Deferred tax liabilities		**6,301.5**	6,050.4
		24,011.4	21,574.6
NET ASSETS		**100,743.6**	93,782.9
CAPITAL AND RESERVES			
Share capital		**3,885.2**	3,629.2
Reserves		**88,333.9**	74,334.9
Total equity attributable to equity shareholders of the Company		**92,219.1**	77,964.1
Minority interests		**8,524.5**	15,818.8
TOTAL EQUITY		**100,743.6**	93,782.9

Notes:

1 Basis of preparation

The annual results set out in this announcement do not constitute the Group's statutory accounts for the year ended 30 June 2007 but are extracted from those accounts.

The statutory accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards, which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. The accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The measurement basis used in the preparation of the accounts is the historical cost basis except that investment properties and financial instruments classified as available-for-sale securities are stated at their fair value.

2 Turnover

Turnover of the Group represents proceeds from the sale of properties, rental income, interest income from provision of finance, income from construction, infrastructure business, hotel operation, and others mainly including income from department store operations and management, investment holding, project management, property management, agency services, provision of cleaning and security guard services.

The major items are analysed as follows:

	2007	2006
	HK$ million	HK$ million
Sale of properties (note)	**4,658.3**	2,708.6
Rental income	**2,483.9**	2,261.0
Interest income from provision of finance	**94.3**	114.6
Construction	**101.1**	856.4
Infrastructure	**188.7**	136.4
Hotel operation	**132.8**	134.5
Others	**696.8**	561.5
	8,355.9	6,773.0

Note: Sale of properties in 2007 included an amount of HK$1,012.8 million relating to the Group's share of sales proceeds from its interest in a property project jointly developed by the Group and an associate.

3 Other revenue and other net income

	2007 HK$ million	2006 HK$ million
Other revenue		
Bank interest income	**268.7**	140.6
Other interest income	**19.4**	25.5
Others	**60.7**	33.0
	348.8	199.1
Other net income		
Fixed assets written off	**(17.4)**	—
Loss on sale of listed investments	**(2.0)**	—
Loss on disposal of fixed assets	**(11.6)**	(8.1)
Net foreign exchange gain	**54.4**	23.2
Others	**1.5**	3.7
	24.9	18.8

4 Other operating income, net

	2007 HK$ million	2006 HK$ million
Government rent (note (i))	**(84.0)**	—
Deemed profit on placement of a listed subsidiary's shares (note (ii))	—	829.6
Excess of interest in fair values of the acquirees' identifiable assets over cost of business combination (note (iii))	**352.4**	812.5
Reversal of impairment loss on properties under development for own use	—	86.0
(Provision)/write-back of provision on inventories	**(24.4)**	26.3
Net gain on disposal of subsidiaries	**35.7**	24.3
Impairment loss on available-for-sale securities	**(13.5)**	—
Impairment loss on goodwill (note (iv))	—	(161.8)
Impairment loss for bad and doubtful debts	**(81.1)**	(34.3)
Impairment loss on fixed assets other than investment properties	—	(4.5)
Others	**(39.9)**	(242.2)
	145.2	1,335.9

Notes:

(i) Since 1997, the Group received rent demand notes from the Government of Hong Kong Special Administrative Region in respect of the Group's certain sites under development in prior years. The Group objected the demand for government rent payment and obtained a hold-over order on the government rent payment issued by the Rating and Valuation Department. In October 2006, the hold-over order was withdrawn and the Group paid government rent totalling HK$84.0 million in this regard.

(ii) This represented the deemed profit in relation to the placement of 230.0 million ordinary shares by Henderson Investment Limited ("HIL"), a listed subsidiary of the Group on 18 April 2006.

(iii) The amount in 2007 arose from the acquisition of interests in certain subsidiaries and associates of HIL on 13 June 2007. The amount in 2006 arose from the privatisation of Henderson China Holdings Limited, a subsidiary of the Group, on 15 August 2005.

(iv) On 8 December 2005, a non wholly-owned subsidiary, Henderson Cyber Limited ("HCL") was privatised jointly by HIL and The Hong Kong and China Gas Company Limited, an associate of the Group. Upon the privatisation, there was an excess of HIL's total cost of acquisition over its interest in the net assets value of HCL and goodwill of approximately HK$161.8 million arose. By reference to the cash flow forecast of HCL, the directors were of the opinion that the goodwill arising from the privatisation was impaired and full impairment loss was made as at 30 June 2006.

5 Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

		2007 HK$ million	2006 HK$ million
(a)	Finance costs:		
	Bank interest	**853.0**	759.1
	Interest on loans wholly repayable within five years	**100.4**	84.1
	Other borrowing costs	**36.4**	34.3
		989.8	877.5
	Less: Amount capitalised *	**(482.1)**	(381.3)
		507.7	496.2

* The borrowing costs have been capitalised at rates ranging from 4.57% to 4.81% (2006: 4.41% to 4.46%) per annum.

		2007 HK$ million	2006 HK$ million
(b)	Staff costs:		
	Contributions to defined contribution retirement plans	**41.4**	36.1
	Salaries, wages and other benefits	**1,059.4**	968.9
		1,100.8	1,005.0
(c)	Other items:		
	Depreciation	**99.9**	102.5
	Less: Amount capitalised	**(1.1)**	(0.1)
		98.8	102.4
	Amortisation of land lease premium	**5.9**	4.1
	Amortisation of toll highway operation rights	**10.1**	15.6
	Cost of sales		
	- completed properties for sale (note)	**2,308.8**	1,076.4
	- trading stocks	**137.6**	132.4
	Auditors' remuneration	**19.7**	12.8
	Rentals receivable from investment properties net of direct outgoings of HK$721.7 million (2006: HK$762.8 million)#	**(1,341.2)**	(1,104.8)
	Other rental income less direct outgoings	**(251.4)**	(265.8)
	Dividend income from investments		
	- listed	**(13.9)**	(7.9)
	- unlisted	**(1.8)**	(12.5)

Included contingent rental income of HK$118.4 million (2006: HK$123.0 million).

Note: The amount in 2007 included the cost of properties sold in connection with the property project jointly developed by the Group and the associate as disclosed in note 2.

6 Income tax

Income tax in the consolidated profit and loss account represents:

	2007 HK$ million	2006 HK$ million
Current tax - Provision for Hong Kong Profits Tax		
Provision for the year	**304.7**	369.5
Under/(over)-provision in respect of prior years	**18.2**	(4.4)
	322.9	365.1
Current tax - Provision for taxation outside Hong Kong		
Provision for the year	**48.2**	32.6
Under-provision in respect of prior years	**8.9**	—
	57.1	32.6
Deferred taxation		
Origination and reversal of temporary differences	**353.5**	1,194.0
Effect of change in tax rate	**(35.4)**	—
	318.1	1,194.0
	698.1	1,591.7

Provision for Hong Kong Profits Tax has been made at 17.5% (2006: 17.5%) on the estimated assessable profits for the year.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the year on the estimated assessable profits arising in the relevant tax jurisdictions during the year.

On 16 March 2007, the Tenth National People's Congress approved the Corporate Income Tax Law of the People's Republic of China, under which the new enterprises income tax rates for domestic and foreign enterprises are unified at 25% with effect from 1 January 2008. In this connection, the net deferred tax liabilities of those subsidiaries in Mainland China which were subject to a standard enterprise income tax rate of 33% were decreased by HK$35.4 million as at 30 June 2007. Since implementation measure on transitional policy of preferential tax rate granted according to current tax law and administrative regulations was not yet announced, the Group is not in a position to assess the impact, if any, on the deferred taxation of those subsidiaries in Mainland China enjoying preferential tax rate as at 30 June 2007.

7 Dividends

(a) Dividends payable to equity shareholders of the Company attributable to the year

	2007 **HK$ million**	2006 HK$ million
Interim dividend declared and paid of HK$0.4 (2006: HK$0.4) per share	**777.0**	725.8
Final dividend proposed after the balance sheet date of HK$0.7 (2006: HK$0.65) per share	**1,359.8**	1,179.5
	2,136.8	1,905.3

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year

	2007 **HK$ million**	2006 HK$ million
Final dividend in respect of the previous financial year, approved and paid during the year, of HK$0.65 (2006: HK$0.6) per share	**1,262.7**	1,088.8

8 Earnings per share

(a) The calculation of earnings per share is based on the profit attributable to equity shareholders of the Company of HK$9,817.7 million (2006: HK$13,548.7 million) and on the weighted average number of 1,892.1 million ordinary shares (2006: 1,814.6 million ordinary shares) in issue during the year.

There were no dilutive potential shares in existence during the years ended 30 June 2006 and 2007, therefore diluted earnings per share are same as basic earnings per share for both the current and prior years.

(b) The calculation of adjusted earnings per share is based on the profit attributable to equity shareholders of the Company and adjusted as follows:

	2007	2006
	HK$ million	HK$ million
Profit attributable to equity shareholders of the Company	**9,817.7**	13,548.7
Effect of changes in fair value of investment properties	**(1,981.4)**	(7,297.0)
Effect of deferred taxation on changes in fair value of investment properties	**302.4**	1,165.3
Effect of share of changes in fair value of investment properties (net of deferred taxation) of:		
- associates	**(578.9)**	(745.4)
- jointly controlled entities	**(2,328.3)**	(2,766.8)
Effect of share of minority interests	**651.3**	1,363.4
Adjusted earnings for calculation of earnings per share	**5,882.8**	5,268.2
Adjusted earnings per share	**HK$3.11**	HK$2.90

9 Segmental information

Segmental information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Property development	:	development and sale of properties
Property leasing	:	leasing of properties
Finance	:	provision of finance
Construction	:	construction of building works
Infrastructure	:	investment in infrastructure projects
Hotel operation	:	hotel operations and management
Others	:	department store operations and management, investment holding, project management, property management, agency services, provision of cleaning and security guard services

9 Segmental information (continued)

Business segments (continued)

For the year ended 30 June 2007	*Property development* HK$ million	*Property leasing* HK$ million	*Finance* HK$ million	*Construction* HK$ million	*Infra-structure* HK$ million	*Hotel operation* HK$ million	*Others* HK$ million	*Eliminations* HK$ million	*Consolidated* HK$ million
Income and results									
Turnover	4,658.3	2,483.9	94.3	101.1	188.7	132.8	696.8	-	8,355.9
Other revenue (excluding bank interest income)	-	6.3	0.9	2.3	3.9	3.8	62.9	-	80.1
External revenue	4,658.3	2,490.2	95.2	103.4	192.6	136.6	759.7	-	8,436.0
Inter-segment revenue	-	148.6	6.9	732.3	-	1.1	25.2	(914.1)	-
Total revenue	4,658.3	2,638.8	102.1	835.7	192.6	137.7	784.9	(914.1)	8,436.0
Segment results	1,508.1	1,625.2	89.1	53.0	130.7	42.7	122.4		3,571.2
Inter-segment transactions	56.6	(32.6)	(6.9)	(41.3)	-	(1.1)	8.0		(17.3)
Contribution from operations	1,564.7	1,592.6	82.2	11.7	130.7	41.6	130.4		3,553.9
Bank interest income									268.7
Provision on inventories	(24.4)	-	-	-	-	-	-		(24.4)
Unallocated operating expenses net of income									(311.3)
Profit from operations									3,486.9
Increase in fair value of investment properties									1,981.4
Finance costs									(507.7)
									4,960.6
Share of profits less losses of associates									4,058.0
Share of profits less losses of jointly controlled entities	794.5	2,711.5	5.8	2.4	-	88.4	50.5		3,653.1
Profit before taxation									12,671.7
Income tax									(698.1)
Profit for the year									11,973.6

9 Segmental information (continued)

Business segments (continued)

For the year ended 30 June 2007 (continued)	*Property development* HK$ million	*Property leasing* HK$ million	*Finance* HK$ million	*Construction* HK$ million	*Infra-structure* HK$ million	*Hotel operation* HK$ million	*Others* HK$ million	*Eliminations* HK$ million	*Consolidated* HK$ million
Balance sheet									
Segment assets	38,764.3	45,819.8	1,000.9	131.2	1,614.9	1,885.1	1,707.5	(252.4)	90,671.3
Interest in associates									20,536.3
Interest in jointly controlled entities	3,335.2	6,526.4	138.8	11.1	-	1,041.0	115.4	-	11,167.9
Unallocated assets									10,521.0
Total assets									132,896.5
Segment liabilities	2,247.9	774.5	89.7	422.6	96.5	66.3	583.8	(252.4)	4,028.9
Unallocated liabilities									28,124.0
Total liabilities									32,152.9
Other information									
Depreciation and amortisation for the year	(0.1)	(9.2)	(0.1)	(0.7)	(31.7)	(21.3)	(51.7)		
Capital expenditure incurred during the year	5,312.8	220.1	-	2.0	174.2	0.1	43.3		

9 Segmental information (continued)

Business segments (continued)

For the year ended 30 June 2006	*Property development* HK$ million	*Property leasing* HK$ million	*Finance* HK$ million	*Construction* HK$ million	*Infra-structure* HK$ million	*Hotel operation* HK$ million	*Others* HK$ million	*Eliminations* HK$ million	*Consolidated* HK$ million
Income and results									
Turnover	2,708.6	2,261.0	114.6	856.4	136.4	134.5	561.5	-	6,773.0
Other revenue (excluding bank interest income)	3.5	5.2	1.6	2.2	1.0	0.2	44.8	-	58.5
External revenue	2,712.1	2,266.2	116.2	858.6	137.4	134.7	606.3	-	6,831.5
Inter-segment revenue	-	125.5	1.4	824.5	-	0.8	26.3	(978.5)	-
Total revenue	2,712.1	2,391.7	117.6	1,683.1	137.4	135.5	632.6	(978.5)	6,831.5
Segment results	1,356.2	1,384.3	116.4	62.3	81.8	48.9	70.2		3,120.1
Inter-segment transactions	(2.1)	(13.7)	(1.4)	(61.0)	-	(0.7)	2.7		(76.2)
Contribution from operations	1,354.1	1,370.6	115.0	1.3	81.8	48.2	72.9		3,043.9
Bank interest income									140.6
Reversal of impairment loss on properties under development for own use	86.0	-	-	-	-	-	-		86.0
Write-back of provision on inventories	26.3	-	-	-	-	-	-		26.3
Unallocated operating income net of expenses									758.3
Profit from operations									4,055.1
Increase in fair value of investment properties									7,297.0
Finance costs									(496.2)
									10,855.9
Share of profits less losses of associates									2,534.8
Share of profits less losses of jointly controlled entities	700.0	3,062.6	7.0	10.0	-	13.6	12.1		3,805.3
Profit before taxation									17,196.0
Income tax									(1,591.7)
Profit for the year									15,604.3

9 Segmental information (continued)

Business segments (continued)

For the year ended 30 June 2006 (continued)	*Property development* HK$ million	*Property leasing* HK$ million	*Finance* HK$ million	*Construction* HK$ million	*Infra-structure* HK$ million	*Hotel operation* HK$ million	*Others* HK$ million	*Eliminations* HK$ million	*Consolidated* HK$ million
Balance sheet									
Segment assets	29,195.7	51,373.3	833.8	76.7	1,214.5	729.5	1,051.7	(192.2)	84,283.0
Interest in associates									16,962.6
Interest in jointly controlled entities	2,199.6	12,081.3	151.9	8.8	-	1,520.8	63.7	-	16,026.1
Unallocated assets									8,651.6
Total assets									125,923.3
Segment liabilities	795.0	669.3	153.0	634.0	200.9	66.6	438.1	(192.2)	2,764.7
Unallocated liabilities									29,375.7
Total liabilities									32,140.4
Other information									
Depreciation and amortisation for the year	(0.4)	(6.4)	-	(0.6)	(36.1)	(19.0)	(59.7)		
Capital expenditure incurred during the year	4,513.7	1,593.1	-	0.1	11.1	0.1	1.0		

9 Segmental information (continued)

Geographical segments

	Hong Kong HK$ million	*Mainland China* HK$ million	*Consolidated* HK$ million
For the year ended 30 June 2007			
Turnover	**7,954.3**	**401.6**	**8,355.9**
Other revenue (excluding bank interest income)	**69.2**	**10.9**	**80.1**
External revenue	**8,023.5**	**412.5**	**8,436.0**
Segment assets	**71,729.1**	**19,194.6**	
Capital expenditure incurred during the year	**3,497.4**	**2,255.1**	
For the year ended 30 June 2006			
Turnover	6,528.9	244.1	6,773.0
Other revenue (excluding bank interest income)	49.4	9.1	58.5
External revenue	6,578.3	253.2	6,831.5
Segment assets	70,527.7	13,947.5	
Capital expenditure incurred during the year	3,964.7	2,154.4	

10 Trade and other receivables

	2007 HK$ million	2006 HK$ million
Loans receivable	**—**	31.6
Instalments receivable	**1,352.3**	1,810.5
Debtors, prepayments and deposits	**1,722.1**	1,169.5
Gross amount due from customers for contract work	**40.1**	31.4
Amounts due from associates	**364.1**	130.8
Amounts due from jointly controlled entities	**46.7**	212.4
	3,525.3	3,386.2

(i) All of the trade and other receivables are expected to be recovered within one year except for various deposits and other receivables amounting to HK$509.9 million (2006: HK$490.0 million) which are expected to be recovered after more than one year.

(ii) Included in trade and other receivables are trade debtors (net of impairment losses for bad and doubtful debts) with the following ageing analysis as at the balance sheet date:

	2007 HK$ million	2006 HK$ million
Current or under 1 month overdue	**1,530.1**	1,904.9
More than 1 month overdue and up to 3 months overdue	**78.6**	55.8
More than 3 months overdue and up to 6 months overdue	**82.5**	32.2
More than 6 months overdue	**270.2**	167.0
	1,961.4	2,159.9

(iii) For instalments receivable from sale of properties, collateral is usually obtained. Regular review and follow-up actions are carried out on overdue amounts to minimise exposure to credit risk. Regarding toll income receivable, the amount is collected on behalf by a relevant government body in Hangzhou in accordance with the terms of agreement entered into between the Group and the government body. In respect of rental income from leasing properties, monthly rents are received in advance and sufficient rental deposits are held to cover potential exposure to credit risk. For other trade receivables, credit terms given to customers are generally based on the financial strength and repayment history of each customer. As such, the Group does not obtain collateral from its customers. An ageing analysis of the receivables is prepared on a regular basis and is closely monitored to minimise any credit risk associated with these receivables. Adequate impairment losses have been made for estimated irrecoverable amounts.

(iv) The amounts due from associates and jointly controlled entities are unsecured, interest-free and have no fixed terms of repayment.

11 Trade and other payables

	2007 HK$ million	2006 HK$ million
Creditors and accrued expenses	**2,249.1**	2,210.6
Rental and other deposits	**499.7**	460.3
Forward sales deposits received	**1,328.0**	0.4
Amounts due to associates	**108.0**	39.2
Amounts due to jointly controlled entities	**212.2**	19.6
	4,397.0	2,730.1

(i) All of the trade and other payables are expected to be settled within one year except for an amount of HK$532.9 million (2006: HK$518.5 million) which is expected to be settled after more than one year.

(ii) Included in trade and other payables are trade creditors with the following ageing analysis as at the balance sheet date:

	2007 HK$ million	2006 HK$ million
Due within 1 month and on demand	**449.9**	334.6
Due after 1 month but within 3 months	**273.1**	221.0
Due after 3 months but within 6 months	**66.6**	106.0
Due after 6 months	**649.0**	775.0
	1,438.6	1,436.6

(iii) The amounts due to associates and jointly controlled entities are unsecured, interest-free and have no fixed terms of repayment.

12 Review of results

The financial results for the year ended 30 June 2007 have been reviewed with no disagreement by the Audit Committee of the Company. Also, this preliminary results announcement has been agreed with the Company's Auditors.

FINANCIAL REVIEW

Results of operations

Turnover and profit

	Turnover		Contribution from operations	
	Year ended 30 June 2007 **HK$ million**	*Year ended 30 June 2006* HK$ million	***Year ended 30 June 2007*** **HK$ million**	*Year ended 30 June 2006* HK$ million
Business segments				
- Property development	**4,658.3**	2,708.6	**1,564.7**	1,354.1
- Property leasing	**2,483.9**	2,261.0	**1,592.6**	1,370.6
- Finance	**94.3**	114.6	**82.2**	115.0
- Construction	**101.1**	856.4	**11.7**	1.3
- Infrastructure	**188.7**	136.4	**130.7**	81.8
- Hotel operation	**132.8**	134.5	**41.6**	48.2
- Other businesses	**696.8**	561.5	**130.4**	72.9
	8,355.9	6,773.0	**3,553.9**	3,043.9

	Year ended 30 June 2007 **HK$ million**	*Year ended 30 June 2006* HK$ million
Profit attributable to equity shareholders of the Company		
- including changes in fair value of investment properties (net of deferred taxation) held by the Group, its associates and jointly controlled entities	**9,817.7**	13,548.7
- excluding changes in fair value of investment properties (net of deferred taxation) held by the Group, its associates and jointly controlled entities	**5,882.8**	5,268.2
Earnings per share		
- including changes in fair value of investment properties (net of deferred taxation) held by the Group, its associates and jointly controlled entities	**HK$5.19**	HK$7.47
- excluding changes in fair value of investment properties (net of deferred taxation) held by the Group, its associates and jointly controlled entities	**HK$3.11**	HK$2.90

The Group recorded a growth in the turnover for the financial year of HK$1,582.9 million, or 23.4%, to HK$8,355.9 million (2006: HK$6,773.0 million). The growth was contributed mainly by the property development business segment which benefited from the positive performance of the Hong Kong property market during the financial year.

Profit contribution from business segments for the financial year amounted to HK$3,553.9 million (2006: HK$3,043.9 million), representing an increase of HK$510.0 million, or 16.8%, from the previous financial year, which was mainly contributed by the property development, property leasing and infrastructure business segments.

Profit attributable to equity shareholders of the Company for the financial year, including changes in fair value of investment properties held by the Group, its associates and jointly controlled entities, amounted to HK$9,817.7 million (2006: HK$13,548.7 million), representing a decrease of HK$3,731.0 million, or 27.5%, from the previous financial year. Earnings per share for the financial year were HK$5.19 (2006: HK$7.47). The decrease in profit attributable to equity shareholders of the Company for the financial year was due to higher revaluation gains (after deferred taxation and minority interests) recognised in the previous financial year in respect of the investment properties held by the Group, its associates and jointly controlled entities, by HK$4,345.6 million when compared with the corresponding revaluation gains (after deferred taxation and minority interests) for the financial year.

Excluding changes in fair value of investment properties held by the Group, its associates and jointly controlled entities, the underlying profit for the financial year amounted to HK$5,882.8 million (2006: HK$5,268.2 million), representing an increase of HK$614.6 million, or 11.7%, from the previous financial year. Based on such underlying profits, earnings per share for the financial year were HK$3.11 (2006: HK$2.90).

Included in the results for the financial year was total non-recurrent income of HK$938.0 million made up of the excess, amounting to HK$352.4 million, of the fair values of net assets comprised in the companies acquired from Henderson Investment Limited during the financial year over the consideration paid, and the Company's share of gain of HK$585.6 million arising from the disposal of 10 piped-city gas projects by an associate. Similarly, net non-recurrent income of HK$1,395.5 million was recorded in the previous financial year made up of a net gain of HK$650.7 million resulting from the privatisation of two listed subsidiaries, a deemed profit of HK$829.6 million on placement of Henderson Investment Limited shares, and project tender cost written off amounting to HK$84.8 million. After excluding such non-recurrent income, the adjusted underlying profit for the financial year was HK$4,944.8 million, representing an increase of HK$1,072.1 million or 27.7% over that for the previous financial year. Based on the adjusted underlying profit, the earnings per share were HK$2.61 (2006: HK$2.13), or an increase of 22.5%.

Detailed discussions on major business segments are set out below.

Property development

Revenue from property development for the financial year amounted to HK$4,658.3 million (2006: HK$2,708.6 million), representing an increase of HK$1,949.7 million, or 72.0%, from the previous financial year. This was mainly attributable to the sales of various property development projects launched during the financial year, including Grand Waterfront, The Sherwood and CentrePlace. Accordingly, profit contribution reached HK$1,564.7 million (2006: HK$1,354.1 million), representing an increase of HK$210.6 million, or 15.6%, compared with the previous financial year.

Property leasing

Revenue from property leasing for the financial year amounted to HK$2,483.9 million (2006: HK$2,261.0 million), representing an increase of HK$222.9 million, or 9.9%, from the previous financial year. The growth was mainly attributable to the increase in (i) the occupancy rates and average rental rates of certain investment properties in Mainland China and (ii) the average rental rates for new leases and renewals for investment properties in Hong Kong during the financial year. Profit contribution from property leasing for the financial year amounted to HK$1,592.6 million (2006: HK$1,370.6 million), representing an increase of HK$222.0 million, or 16.2%, from the previous financial year.

Taking into account the Group's share of leasing revenue from investment properties owned by subsidiaries and jointly controlled entities, revenue from property leasing increased to HK$3,148.2 million (2006: HK$2,730.0 million), representing an increase of HK$418.2 million, or 15.3%, from the previous financial year. Further discussions on the results of jointly controlled entities are set out in the following sections.

Finance

Revenue from the provision of property mortgage loans and loan to jointly controlled entities for the financial year amounted to HK$94.3 million (2006: HK$114.6 million), representing a decrease of HK$20.3 million, or 17.7%, from the previous financial year. With the gradual repayment of the abovementioned loans, revenue from this business segment for the financial year decreased accordingly. Profit contribution for the financial year amounted to HK$82.2 million (2006: HK$115.0 million), representing a decrease of HK$32.8 million, or 28.5%, which was mainly attributable to the decrease in the turnover coupled with the increase in the impairment loss for bad and doubtful debts during the financial year.

Construction

Turnover from construction activities, which mainly catered to the property development projects in which the Group participated, decreased by 88.2% to HK$101.1 million (2006: HK$856.4 million), for reason that during the previous financial year, the Group engaged in the construction works of the Tung Chung and Grand Promenade projects which were held by the Group's jointly controlled entities and which were completed in the previous financial year. Under the accounting standards, contract revenues earned by the Group from its jointly controlled entities were not eliminated upon consolidation in the Group's accounts in the previous financial year. During the current financial year, the Group engaged in the construction works of a number of ongoing and new projects, in relation to which the Group earned contract revenues from minority shareholders of these projects.

Infrastructure

Infrastructure projects in Mainland China reported a turnover of HK$188.7 million for the financial year (2006: HK$136.4 million), representing an increase of HK$52.3 million, or 38.3%, from the previous financial year. This was mainly attributable to the increase in traffic volume of a toll bridge in Hangzhou following the completion of major repair and maintenance work during the financial year. Profit contribution from this business segment for the financial year increased by HK$48.9 million, or 59.8%, to HK$130.7 million (2006: HK$81.8 million).

Hotel operation

The Group's three Newton hotels, namely Newton Hotel Hong Kong, Newton Hotel Kowloon and Newton Inn North Point, with most of their guest rooms renovated during the financial year, were well positioned to reap the benefits of Hong Kong's thriving tourism industry.

Profit contribution from hotel operation decreased to HK$41.6 million (2006: HK$48.2 million), which was mainly attributable to increased staff costs and set up expenses incurred for the new hotel, Newton Place Hotel, in Kwun Tong, which commenced commercial operations in July 2007.

Other businesses

Other businesses comprise mainly department stores operations and management, investment holding, project management, property management, agency services, and provision of cleaning and security guard services, which altogether reported a turnover of HK$696.8 million for the financial year (2006: HK$561.5 million), representing an increase of HK$135.3 million, or 24.1%, from the previous financial year. The growth in the turnover was contributed mainly by the department stores operations and management and the provision of property agency services. Profit contribution from other businesses for the financial year increased by HK$57.5 million, or 78.9%, to HK$130.4 million (2006: HK$72.9 million), which was mainly contributed by the provision of property agency services.

Associates

The Group's share of post-tax profits less losses of associates amounted to HK$4,058.0 million (2006: HK$2,534.8 million), representing an increase of HK$1,523.2 million, or 60.1%, from the previous financial year. Excluding the changes in fair value of investment properties (net of deferred taxation) for the financial year of HK$578.9 million (2006: HK$745.4 million), the Group's share of the underlying post-tax profits less losses of associates was HK$3,479.1 million (2006: HK$1,789.4 million), representing an increase of HK$1,689.7 million, or 94.4%, from the previous financial year, which was mainly contributed by The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas") as detailed below.

In particular, in respect of the Group's three listed associates (namely, Hong Kong and China Gas, Miramar Hotel and Investment Company, Limited and Hong Kong Ferry (Holdings) Company Limited), the Group's share of their post-tax profits for the financial year amounted to HK$3,772.4 million (2006: HK$2,380.1 million), representing an increase of HK$1,392.3 million, or 58.5%, from the previous financial year. Excluding the changes in fair value of investment properties (net of deferred taxation) for the financial year of HK$478.1 million (2006: HK$653.6 million), the Group's share of the underlying post-tax profits from the three listed associates amounted to HK$3,294.3 million (2006: HK$1,726.5 million), representing an increase of HK$1,567.8 million, or 90.8%, from the previous financial year. The increase was largely attributable to Hong Kong and China Gas which recorded a share of profit from the sale of Grand Waterfront, a large-scale waterfront development project completed by the end of 2006, and a gain from the sale of its interests in ten piped city-gas companies in Mainland China to Towngas China Company Limited (formerly Panva Gas Holdings Limited) during the financial year.

Jointly controlled entities

The Group's share of post-tax profits less losses of jointly controlled entities which are mainly engaged in property development and property investment activities amounted to HK$3,653.1 million (2006: HK$3,805.3 million), representing a decrease of HK$152.2 million, or 4.0%, from the previous financial year. The decrease was largely attributable to a higher revaluation gain on investment properties, mainly the International Finance Centre ("IFC") Complex, recorded in the previous financial year.

Excluding the changes in fair value of investment properties (net of deferred taxation) for the financial year of HK$2,328.3 million (2006: HK$2,766.8 million), the Group's share of the underlying post-tax profits less losses from jointly controlled entities amounted to HK$1,324.8 million (2006: HK$1,038.5 million), representing an increase of HK$286.3 million, or 27.6%, from the previous financial year, which was mainly attributable to an increase in the profit contribution from the investment in the IFC Complex project during the financial year as a result of the increase in rental rates upon the gradual renewal of lease contracts during the financial year.

Finance costs

Finance costs recognised as expenses for the financial year were HK$507.7 million (2006: HK$496.2 million). Finance costs capitalised for properties under development during the financial year amounted to HK$482.1 million (2006: HK$381.3 million). The Group's effective borrowing rate was approximately 4.68% (2006: 4.47%) per annum.

Revaluation of investment properties

For the financial year, the Group recognised a revaluation gain on its investment properties (before deferred taxation and minority interests) of HK$1,981.4 million (2006: HK$7,297.0 million) in the consolidated profit and loss account.

Acquisition of interests in certain companies of Henderson Investment Limited

Pursuant to an agreement dated 27 March 2007 entered into between Henderson Investment Limited ("HIL") and the Company, the Company acquired (i) HIL's interests in certain subsidiaries and associates (collectively referred to as "Sale Companies") and (ii) the loans due to HIL by the Sale Companies, for a cash consideration of approximately HK$12,072.6 million. The transaction was completed on 13 June 2007. For reason that the Company had a 67.94% beneficial interest in HIL during the financial year, an amount of HK$352.4 million, being the excess of (i) interest in fair value of the Sale Companies' assets less liabilities and contingent liabilities over (ii) the consideration paid by the Company, was recognised in the consolidated profit and loss account for the financial year.

Financial resources and liquidity

Issue of shares

Pursuant to a share placement on 10 November 2006, the Company issued 128 million new ordinary shares at a price of HK$43.05 per share. The proceeds, net of expenses, amounted to approximately HK$5,508.0 million.

External borrowings

In July 2006, the Group concluded a HK$13,350 million syndicated credit facility with a maturity period of five years. This transaction set a new record at the time, in terms of transaction size, for Hong Kong dollar borrowings by private sector enterprises in the Hong Kong syndicated loan market. As a revolving credit facility, it offered optimal flexibility for the general corporate funding purposes of the Group. A syndicate of 24 international and local banks participated in this credit facility and the interest margin was extremely attractive, which fully demonstrated the support and confidence of the banking community in the Group.

In March 2007, a financing arm of the Group's jointly controlled entity which is interested in the entire IFC Complex project, raised a five-year syndicated term loan facility for another record-breaking amount of HK$17,350 million. Capitalising on the strength and quality of IFC's tenant portfolio and the landmark status of IFC, this stand-alone project loan was concluded on very favourable terms.

To enhance the Group's access to alternative funding sources, the Group approached the debt private placement markets in the United States of America and in Europe, which resulted in the successful debut issuance of loan notes (the "Notes") in July 2007 for aggregate amounts of US$325 million (equivalent to approximately HK$2,533.0 million) and £50 million (equivalent to approximately HK$779.4 million), with tranches bearing maturity periods of between seven years to fifteen years. The Notes carry interest rates which were priced on the basis of a weighted-average maturity period of just over ten years, and were essentially benchmarked against the prevailing interest rate levels for comparable public bonds issued by top Hong Kong corporations. The issue of the Notes also extended the debt maturity profile of the Group.

Maturity profile and interest cover

As at 30 June 2007, the aggregate amount of the Group's bank borrowings amounted to approximately HK$18,270.1 million (2006: HK$20,694.5 million), of which 99.8% (2006: 99.7%) in value was unsecured. The maturity profile of the bank borrowings, the cash and bank balances and the gearing ratio of the Group were as follows:

	As at 30 June 2007 **HK$ million**	*As at 30 June 2006* HK$ million
Bank borrowings repayable:		
- Within 1 year	**3,007.4**	7,029.2
- After 1 year but within 2 years	**1,324.9**	3,848.5
- After 2 years but within 5 years	**13,937.8**	6,085.0
- After 5 years	**—**	3,731.8
Total bank borrowings	**18,270.1**	20,694.5
Less: Cash and bank balances	**(9,520.0)**	(7,659.1)
Net bank borrowings	**8,750.1**	13,035.4
Shareholders' funds	**92,219.1**	77,964.1
Gearing ratio (%)	**9.5%**	16.7%

Gearing ratio is calculated based on the net bank borrowings and shareholders' funds of the Group as at the balance sheet date. The Group's gearing ratio improved from 16.7% as at 30 June 2006 to 9.5% as at 30 June 2007, which is attributable to the repayment of certain of the Group's bank borrowings during the financial year, the enlargement in the capital base as a result of the Company's share placement and the Group's profit attributable to equity shareholders for the financial year.

The interest cover of the Group is calculated as follows:

	Year ended 30 June 2007 **HK$ million**	*Year ended 30 June 2006* HK$ million
Profit from operations (before changes in fair value of investment properties) plus the Group's share of the underlying profits less losses of associates and jointly controlled entities (before taxation)	**8,961.3**	7,397.0
Interest expense (before interest capitalisation)	**953.4**	843.2
Interest cover (times)	**9.4**	8.8

During the financial year, the Group demonstrated a strong ability in servicing its interest payments.

With abundant banking facilities in place and the recurrent income generation from its operations, the Group has adequate financial resources in meeting the funding requirements for its ongoing operations as well as its future expansion.

Treasury and financial management

The Group is exposed to interest and foreign exchange risks. To efficiently and effectively manage these risks, the Group's financing and treasury activities were centrally co-ordinated at the corporate level. The Group will consider hedging these risks should the need arise. All transactions in derivative financial instruments are undertaken for risk management purposes only and no financial instruments are held by the Group for speculative purposes.

The Group's borrowings bear floating interest rates, except for the Notes in the respective amounts of US$325 million and £50 million as mentioned above which bear fixed interest rates.

The Group conducts its businesses primarily in Hong Kong with the related cash flows, assets and liabilities being denominated mainly in Hong Kong dollars ("HKD"). The Group's primary foreign exchange exposures arise from its property developments and investments in Mainland China, which are denominated in Renminbi ("RMB"), and the Notes, which are denominated in United States dollars ("USD") and Sterling. In respect of the Group's operations in Mainland China, apart from its capital contributions and, in some cases, loan contributions to projects which are denominated in RMB and are not hedged, the Group endeavours to establish a natural hedge by maintaining an appropriate level of external borrowings in RMB. In respect of the Notes, the Group entered into swap contracts with a counterparty bank so that the entire amount of the Notes was swapped into HKD denomination during the respective tenures of the Notes. As a result, the Group does not expect any significant foreign exchange risk exposure.

Material acquisitions and disposals

In December 2006, the Group disposed of its interests in certain subsidiaries, which altogether held eleven investment properties, to Sunlight Real Estate Investment Trust for a cash consideration of approximately HK$1,099.3 million. Save as disclosed above and under the section headed "Acquisition of interests in certain companies of Henderson Investment Limited", the Group did not undertake any significant acquisition or disposal of assets or subsidiaries outside its core businesses during the financial year.

Charge on assets

Assets of the Group had not been charged to any third parties as at 30 June 2007, except that certain project financing facilities which were extended by banks to a subsidiary of the Company engaged in infrastructural projects in Mainland China were secured by the Group's toll highway operation rights.

Capital commitments

As at 30 June 2007, capital commitments of the Group amounted to HK$7,652.2 million (2006: HK$7,264.7 million).

Contingent liabilities

As at 30 June 2007, the Group's contingent liabilities amounted to HK$57.4 million (2006: HK$2,088.3 million). The decrease in the amount of contingent liabilities at 30 June 2007 compared with 30 June 2006 was mainly attributable to the fact that the guarantees provided to the banks by the Group to secure banking facilities granted to a jointly controlled entity were released during the financial year upon full repayment of the loan drawndown from such facilities.

Employees and remuneration policy

As at 30 June 2007, the Group had approximately 7,200 (2006: 6,800) full-time employees. The remuneration of the employees is in line with the market and commensurable with the level of pay in the industry. Discretionary year-end bonuses are payable to the employees based on individual performance. Other benefits to the employees include medical insurance, retirement scheme, training programmes and educational subsidies. Total staff costs during the financial year amounted to HK$1,100.8 million (2006: HK$1,005.0 million).

OTHER INFORMATION

Closing of Register of Members

The Register of Members of the Company will be closed from Tuesday, 27 November 2007 to Monday, 3 December 2007, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:30 p.m. on Monday, 26 November 2007.

Purchase, Sale or Redemption of the Company's Listed Securities

Except for the share placement in November 2006 by the Company, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the year under review.

Audit Committee

The Audit Committee met in September 2007 and reviewed the systems of internal control and compliance and the annual report for the year ended 30 June 2007.

Corporate Governance

During the year ended 30 June 2007, the Company has complied with the Code on Corporate Governance Practices (the "CGP Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that the roles of the chairman and the chief executive officer of the Company are not segregated under code provision A.2.1 of the CGP Code. The Company is of the view that it is in the best interest of the Company that Dr. Lee Shau Kee, with his profound expertise in the property business, shall continue in his dual capacity as the Chairman and Managing Director.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Having made specific enquiry, the Company confirmed that all Directors have complied with the required standard as set out in the Model Code.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 17 September 2007

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

END